Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, NY 10005

July 26, 2018

VIA EDGAR and Facsimile

Tonya K. Aldave, Attorney-Advisor

J. Nolan McWilliams, Attorney-Advisor

Division of Corporation Finance

Office of Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SEACOR Marine Holdings Inc.
Registration Statement on Form S-3
Filed June 15, 2018
File No. 333-225686

Dear Ms. Aldave and Mr. McWilliams:

On behalf of SEACOR Marine Holdings Inc. (the “Company”), a Delaware corporation, we respond as follows to the Staff’s comment letter, dated July 3, 2018, relating to the above-captioned Registration Statement on Form S-3 (“Registration Statement”).

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter.

General

1.

We note you are registering the resale of common stock underlying 2,907,500 Conversion Warrants. However, the common stock underlying the Conversion Warrants does not appear to be “outstanding” within the meaning of General Instruction I.B.3 to Form S-3. Please revise your registration statement accordingly or provide us with a detailed analysis explaining how the common stock underlying the Conversion Warrants is outstanding.

We have revised the Registration Statement to remove the above-referenced securities as requested.

* * * * * * * * * * * * *

Conclusion

We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding the Registration Statement. If I can be of any assistance during the Staff’s review of the enclosed draft Registration Statement, please contact me, collect, by telephone at (212) 530-5301 or by facsimile at (212) 822-5301. I can also be reached by e-mail at bnadritch@milbank.com.

Very truly yours,

/s/ Brett Nadritch, Esq.

Cc:	Mr. John Gellert, President and Chief Executive Officer of SEACOR Marine Holdings Inc.
Mr. Jesús Llorca, Executive Vice President and Chief Financial Officer of SEACOR Marine Holdings Inc.
Mr. Andrew H. Everett II, Senior Vice President, General Counsel and Secretary of SEACOR Marine Holdings Inc.